EXHIBIT 99(a)(1)
COMPANY NOTICE
TO HOLDERS OF
3.5% SENIOR SUBORDINATED CONVERTIBLE NOTES DUE 2026 ISSUED BY
PENSKE AUTOMOTIVE GROUP, INC.
(f/k/a UNITED AUTO GROUP, INC.)
CUSIP Number: 909440AG4 and 909440AH2
Reference is made to the Indenture, dated as of January 31, 2006, among Penske Automotive Group, Inc. (formerly known as United Auto Group, Inc.) (the “Company”) and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”), relating to the Company’s 3.5% Senior Subordinated Convertible Notes due 2026 (the “Notes”). Pursuant to Section 3.12 of the Indenture and paragraph 8 of the Notes, each holder (each, a “Holder”) of the Notes has an option to require the Company to purchase all or a portion of its Notes, in accordance with the terms, procedures and conditions outlined in the Indenture and the Notes, on April 1, 2011 (the “Repurchase Date”).
NOTICE IS HEREBY GIVEN pursuant to the terms and conditions of the Indenture that, at the option of each Holder (the “Put Option”), the Notes will be purchased by the Company for a purchase price (the “Repurchase Price”) in cash equal to $1,000 per $1,000 principal amount of the Notes, plus any accrued and unpaid interest to, but not including, the Repurchase Date, upon the terms and subject to the conditions set forth in the Indenture, the Notes, this Company Notice and the related notice materials, as amended and supplemented from time to time (collectively, the “Option Documents”). Holders may surrender their Notes from March 3, 2011 through 5:00 p.m., New York City time, on March 31, 2011 (the “Expiration Date”). In order to exercise the Put Option, a Holder must follow the procedures contained in the Option Documents. This Company Notice is being sent pursuant to Section 3.12 of the Indenture and the provisions of the Notes. All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture.
The Repurchase Date is an Interest Payment Date under the terms of the Indenture. Accordingly, there will not be any interest accrued from (and including) the then-last Interest Payment Date to the Repurchase Date paid to the Holders surrendering the Notes for repurchase on the Repurchase Date.
The Trustee has informed the Company that, as of the date of this Company Notice, all custodians and beneficial holders of the Notes hold the Notes through The Depository Trust Company (“DTC”) accounts and that there are no certificated Notes in non-global form. Accordingly, all Notes surrendered for purchase hereunder must be delivered through the transmittal procedures of DTC’s Automated Tender Offer Program, subject to the terms and conditions of that system.
To exercise your option to have the Company purchase the Notes and to receive payment of the Repurchase Price, you must validly deliver your Notes through DTC’s transmittal procedures on or after March 3, 2011, but prior to 5:00 p.m., New York City time, on the Expiration Date. Notes surrendered for purchase may be withdrawn by the Holders of such Notes at any time prior to 5:00 p.m., New York City time, on the Expiration Date. The right of Holders to surrender Notes for purchase pursuant to the Put Option expires at 5:00 p.m., New York City time, on the Expiration Date.
The Paying Agent is The Bank of New York Mellon Trust Company, N.A. The address of the Paying Agent is:
The Bank of New York Mellon Trust Company, N.A.
Corporate Trust Operations
2 N. La Salle Street, Suite 1020
Chicago, IL 60602
Attention: Mr. Dan Donovan
Phone: (312) 827-8547
Fax: (312) 827-8542
Email: dan.donovan@bnymellon.com
Additional copies of this Company Notice may be obtained from the Paying Agent at its email address set forth above.
The date of this Company Notice is March 3, 2011.

i

No person has been authorized to give any information or to make any representations other than those contained in this Company Notice and, if given or made, such information or representations must not be relied upon as having been authorized. This Company Notice does not constitute an offer to buy, or the solicitation of an offer to sell, securities in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of this Company Notice shall not, under any circumstances, create any implication that the information contained herein is current as of any time subsequent to the date of such information. None of the Company, its board of directors (the “Board of Directors”) or its employees is making any representation or recommendation to any Holder as to whether to exercise or refrain from exercising the Put Option. You should consult your own financial and tax advisors and must make your own decision as to whether to exercise the Put Option and, if so, the amount of Notes for which to exercise the Put Option.
We and our affiliates, including our executive officers and directors, will be prohibited by Rule 13e-4(f)(6) and Rule 14e-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), from purchasing any of the Notes outside of the Put Option for ten business days after the expiration of the Put Option. Following that time, if any Notes remain outstanding, we expressly reserve the absolute right, in our sole discretion from time to time in the future to redeem the Notes, in whole or in part, and to purchase any of the Notes, whether or not any Notes are purchased by the Company pursuant to the Put Option, through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as we may determine, which may be more or less than the price to be paid pursuant to the Put Option and could be for cash or other consideration. We cannot assure you as to which, if any, of these alternatives, or a combination thereof, we will pursue.

ii

SUMMARY TERM SHEET
The following are answers to some of the questions that you may have about the Put Option. To understand the Put Option fully and for a more detailed description of the terms of the Put Option, we urge you to read carefully the remainder of this Company Notice because the information in this summary is not complete and the remainder of this Company Notice contains additional important information. We have included page references to direct you to a more detailed description of the topics in this summary.
Who is obligated to purchase my Notes?
Penske Automotive Group, Inc., a Delaware corporation (formerly known as United Auto Group, Inc.; “PAG,” the “Company” or “we”), is obligated, at your option, to purchase its 3.5% Senior Subordinated Convertible Notes due 2026 (the “Notes”). (See Page 3)
Why is PAG obligated to purchase my Notes?
The right of each holder (each, a “Holder”) of the Notes to sell and our obligation to purchase the Notes pursuant to the Put Option is a term of the Notes under the Indenture (the “Indenture”), dated as of January 31, 2006, among the Company and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”) and has been a right of Holders from the time the Notes were issued. We are required to repurchase the Notes of any Holder exercising the Put Option pursuant to the terms of the Notes and the Indenture. (See Page 3)
What securities are PAG obligated to purchase?
We are obligated to purchase all of the Notes surrendered at the option of the Holder thereof. As of March 2, 2011, there was $150,602,000 in aggregate principal amount of the Notes outstanding. (See Page 3)
How much will PAG pay and what is the form of payment?
Pursuant to the terms of the Indenture and the Notes, we will pay, in cash, a purchase price (the “Repurchase Price”) equal to $1,000 per $1,000 principal amount of the Notes, plus any accrued and unpaid interest to, but not including, April 1, 2011 (the “Repurchase Date”), with respect to any and all Notes validly surrendered for purchase and not withdrawn. The Repurchase Price is based solely on the requirements of the Indenture and the Notes and bears no relationship to the market price of the Notes or our Common Stock (as defined below). The Repurchase Date is an Interest Payment Date under the terms of the Indenture. Accordingly, there will be no interest accrued from (and including) the then-last Interest Payment Date to the Repurchase Date paid to the Holders surrendering the Notes for repurchase on the Repurchase Date. (See Page 3)
How can I determine the market value of the Notes?
There currently is a limited trading market for the Notes. To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on such factors as trading volume, the balance between buy and sell orders, prevailing interest rates, the market price of our Common Stock (as defined below), our operating results and the market for similar securities. Holders are urged to obtain current market information for the Notes, to the extent available, and our Common Stock (as defined below) before making any decision with respect to the Put Option. Our common stock, $0.0001 par value per share (“Common Stock”), into which the Notes are convertible, is listed on the New York Stock Exchange (the “NYSE”) under the symbol “PAG.” On March 2, 2011, the closing sale price of our Common Stock on the NYSE was $20.10 per share. (See Page 4)
Is the Company making any recommendation about the Put Option?
None of the Company or its Board of Directors or employees is making any recommendation as to whether you should exercise or refrain from exercising the Put Option. You must make your own decision whether to exercise the Put Option and, if so, the amount of Notes for which to exercise the Put Option. (See Page 3)
When does the Put Option expire?
The Put Option expires at 5:00 p.m., New York City time, on March 31, 2011 (the “Expiration Date”). We will not extend the period that Holders have to exercise the Put Option unless required to by applicable law (including, but not limited to, the federal securities laws). (See Page 3)
What are the conditions to the Company’s purchase of the Notes?
Provided that the Company’s purchase of validly surrendered Notes is not unlawful, the purchase will not be subject to any conditions other than satisfaction of the procedural requirements described in this Company Notice. Delivery of Notes by book-entry transfer electronically through the Automated Tender Offer Program (“ATOP”) of The Depository Trust Company (“DTC”) is a condition to the payment of the Repurchase Price to the Holder of such Notes. (See Pages 3,5 and 6)
How do I surrender my Notes?
To surrender your Notes for purchase pursuant to the Put Option, you must surrender the Notes through the transmittal procedures of DTC on or before 5:00 p.m., New York City time, on the Expiration Date.
Holders whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender such Holder’s Notes and instruct such nominee to surrender the Notes on the Holder’s behalf through the transmittal procedures of DTC on or before 5:00 p.m., New York City time, on the Expiration Date.
Holders who are DTC participants should surrender their Notes electronically through ATOP, subject to the terms and procedures of that system, on or before 5:00 p.m., New York City time, on the Expiration Date.
You bear the risk of untimely surrender of your Notes. You must allow sufficient time for completion of the necessary DTC procedures before 5:00 p.m., New York City time, on the Expiration Date. By surrendering your Notes through the transmittal procedures of DTC, you agree to be bound by the terms of the Put Option set forth in this Company Notice. (See Pages 5-7)
If I exercise the Put Option, when will I receive payment for my Notes?
We will accept for payment all validly surrendered Notes promptly upon expiration of the Put Option. We will, prior to 10:00 a.m., New York City time, on April 1, 2011 (the Repurchase Date), deposit with the Paying Agent the appropriate amount of cash required to pay the Repurchase Price for the surrendered Notes, and the Paying Agent will promptly distribute the cash to DTC, the sole record Holder. DTC will thereafter distribute the cash to its participants in accordance with its procedures. (See Page 7)
Your delivery of the Notes by book-entry transfer electronically through DTC’s ATOP system is a condition to your receipt of the Repurchase Price for such Notes.
Can I withdraw previously surrendered Notes?
Yes. To withdraw previously surrendered Notes, you (or your broker, dealer, commercial bank, trust company or other nominee) must comply with the withdrawal procedures of DTC in sufficient time to allow DTC to withdraw your Notes prior to 5:00 p.m., New York City time, on the Expiration Date.
You bear the risk of untimely withdrawal of previously surrendered Notes. You must allow sufficient time for completion of the DTC procedures before 5:00 p.m., New York City time, on the Expiration Date. (See Page 7)
Do I need to do anything if I do not wish to exercise the Put Option?
No. If you do not surrender your Notes before the expiration of the Put Option, we will not purchase your Notes and such Notes will remain outstanding subject to their existing terms. (See Page 3)
If I choose to surrender my Notes for purchase, do I have to surrender all of my Notes?
No. You may surrender all of your Notes, a portion of your Notes or none of your Notes. (See Page 4)
If I do not surrender my Notes for purchase, will I continue to be able to exercise my conversion rights?
Yes. If you do not surrender your Notes for purchase, your conversion rights will not be affected. You will continue to have the right to convert the Notes into shares of our Common Stock, subject to the terms, conditions and adjustments specified in the Indenture and the Notes. (See Pages 3 and 4)
If I am a U.S. resident for U.S. federal income tax purposes, will I have to pay taxes if I surrender my Notes for purchase pursuant to the Put Option?
The receipt of cash in exchange for Notes pursuant to the Put Option will be a taxable transaction for U.S. federal income tax purposes and you may recognize income, gain or loss. We recommend that you consult with your tax advisor regarding the actual tax consequences to you. (See Pages 9-11)

Who is the Paying Agent?
The Bank of New York Mellon Trust Company, N.A. is serving as Paying Agent in connection with the Put Option. Its address and telephone and fax numbers are set forth on the front cover of this Company Notice.
Whom can I contact if I have questions about the Put Option?
Questions and requests for assistance in connection with the Put Option may be directed to the Paying Agent at the address and telephone and fax numbers set forth on the front cover of this Company Notice.
IMPORTANT INFORMATION CONCERNING THE PUT OPTION
1.	Information Concerning the Company. Penske Automotive Group, Inc. (“PAG” or the “Company”), a Delaware corporation (formerly known as United Auto Group, Inc.), is obligated to purchase its 3.5% Senior Subordinated Convertible Notes due 2021 (the “Notes”) that have been validly surrendered for purchase pursuant to the Put Option and not withdrawn. The Notes are convertible into shares of common stock, par value $0.0001 per share (the “Common Stock”), of the Company, subject to the terms, conditions and adjustments specified in the Indenture and the Notes. The Company is both the “filing person” and the “subject company.”
The Common Stock is publicly traded on the New York Stock Exchange under the symbol “PAG.” The Company was incorporated under the laws of the State of Delaware in October 1992. The Company’s corporate headquarters is located at 2555 Telegraph Road, Bloomfield Hills, Michigan 48302 (telephone number (248) 648-2500). The Company’s website address is www.penskeautomotive.com. We have not incorporated by reference into this Company Notice the information included on or linked from our website, and you should not consider it to be a part of this Company Notice.
2.	Information Concerning the Notes. On January 31, 2006, we issued $375,000,000 aggregate principal amount of the Notes, of which $150,602,000 remains outstanding. Cash interest accrues on the Notes at the rate of 3.5% per annum from the most recent date on which interest has been paid, and is payable semi-annually on April 1 and October 1 of each year (each, an “Interest Payment Date”) to the person in whose name a Note is registered at the close of business on the preceding March 15 or September 15 (each, a “Regular Record Date”), as the case may be. The Notes mature on April 1, 2026. As of March 2, 2011, there was $150,602,000 aggregate principal amount of the Notes outstanding.
2.1	The Company’s Obligation to Purchase the Notes. Pursuant to the terms of the Notes and the Indenture (the “Indenture”), dated as of January 31, 2006, among the Company and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”), we are obligated to purchase all of the Notes validly surrendered and not withdrawn, at the Holder’s option (the “Put Option”), on April 1, 2011 (the “Repurchase Date”).

The Put Option will expire at 5:00 p.m., New York City time, on March 31, 2011 (the “Expiration Date”). We will not extend the period that Holders have to exercise the Put Option unless required to by applicable law (including, but not limited to, the federal securities laws).

The purchase by the Company of validly surrendered Notes is not subject to any conditions other than that the Company’s purchase is not unlawful and satisfaction of the procedural requirements described in this Company Notice.

If any Notes remain outstanding following the expiration of the Put Option, the Company will next become obligated to purchase the Notes, at the option of the respective Holders, in whole or in part, on April 1, 2016, at a purchase price equal to the principal amount thereof plus accrued and unpaid interest, if any, to, but not including, the purchase date thereof.
2.2	Repurchase Price. Pursuant to terms of the Indenture and the Notes, the purchase price to be paid by the Company for the Notes on the Repurchase Date is equal to $1,000 per $1,000 principal amount of the Notes, plus any accrued and unpaid interest to, but not including, the Repurchase Date (the “Repurchase Price”). The Repurchase Date is an Interest Payment Date under the terms of the Indenture. Accordingly, there will not be any interest accrued from (and including) the then-last Interest Payment Date to the Repurchase Date paid to the Holders surrendering the Notes for repurchase on the Repurchase Date. The Purchase Price will be paid in cash with respect to any and all Notes validly surrendered for purchase (and not thereafter withdrawn) prior to 5:00 p.m., New York City time, on the Expiration Date. Delivery of the Notes by book-entry transfer to the account maintained by the Paying Agent with The Depository Trust Company (“DTC”) is a condition to the payment of the Repurchase Price to the Holder of such Notes.
The Repurchase Price is based solely on the requirements of the Indenture and the Notes and does not necessarily bear any relationship to the market price of the Notes or our Common Stock. Thus, the Repurchase Price may be significantly higher or lower than the current market price of the Notes. Holders of Notes are urged to obtain the best available information as to potential current market prices of the Notes, to the extent available, and our Common Stock before making a decision whether to surrender their Notes for purchase.
None of the Company or its Board of Directors or employees is making any recommendation to Holders as to whether to exercise or refrain from exercising the Put Option. Each Holder must make his or her own decision whether to exercise the Put Option and, if so, the principal amount of Notes for which to exercise the Put Option based on such Holder’s assessment of the current market value of the Notes and our Common Stock and other relevant factors.

We recommend that you also consult with your tax and financial advisors with respect to the tax consequences of exercising the Put Option, including the applicability and effect of any U.S. federal, state and local law and any non-U.S. tax consequences in light of your particular circumstances.
2.3	Conversion Rights of the Notes. The Notes are convertible into shares of our Common Stock, subject to our right to pay cash in lieu of Common Stock for any conversion premium associated with the Notes, in accordance with and subject to the terms of the Indenture and the Notes. The current conversion rate for the Notes is 42.7796 shares of common stock per $1,000 principal amount of the Notes (which is equal to a conversion price of approximately $23.38 per share). Holders of the Notes may convert them only under the following circumstances, each of which is described in the Indenture: (1) in any quarterly period, if the closing price of our Common Stock for twenty of the last thirty trading days in the prior quarter exceeds $28.05 (subject to adjustment), (2) for specified periods, if the trading price of the Notes falls below specific thresholds, (3) if the Notes are called for redemption, (4) if specified distributions to holders of our Common Stock are made or specified corporate transactions occur, (5) if a Fundamental Change (as defined) occurs, or (6) during the ten trading days prior to, but excluding, the Maturity Date. The Paying Agent is currently acting as Conversion Agent for the Notes. The Conversion Agent can be contacted at the address and telephone and fax numbers set forth on the front cover of this Company Notice.

Holders who do not surrender their Notes for purchase pursuant to the Put Option, or who validly withdraw a surrender of their Notes in compliance with the withdrawal procedures described in Section 4 of this Company Notice, will retain the right to convert their Notes into Common Stock subject to the terms, conditions and adjustments specified in the Indenture and the Notes. If a Holder validly surrenders his or her Notes for purchase pursuant to the Put Option and the Holder subsequently wishes to convert such Notes pursuant to the Indenture, the Holder may not convert his or her surrendered Notes unless such Holder validly withdraws their surrender of the Notes in compliance with the procedures described in Section 4 of this Company Notice.
2.4	Market for the Notes and our Common Stock. There currently is a limited trading market for the Notes. To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on such factors as trading volume, the balance between buy and sell orders, prevailing interest rates, the market price of our Common Stock, our operating results and the market for similar securities. A debt security with a smaller outstanding principal amount available for trading (a smaller “float”) may command a lower price and trade with greater volatility than would a comparable debt security with a larger float. Consequently, our purchase of the Notes, if any, pursuant to the Put Option may reduce the float and may negatively affect the liquidity, market value and price volatility of the Notes that remain outstanding following the Put Option.

Our Common Stock, into which the Notes are convertible, is listed on the New York Stock Exchange under the symbol “PAG.” The following table shows, for the periods indicated, the high and low sales prices per share of our Common Stock as reported by the NYSE:

	High	Low
2011:
First Quarter (through March 2, 2011)	$22.10	$16.24

2010
Fourth Quarter	$17.58	$12.87
Third Quarter	$14.64	$10.89
Second Quarter	$16.50	$11.35
First Quarter	$17.70	$13.75

2009
Fourth Quarter	$19.15	$14.21
Third Quarter	$21.40	$14.33
Second Quarter	$18.86	$8.88
First Quarter	$10.34	$4.82

	High	Low
2008:
Fourth Quarter	$11.54	$5.04
Third Quarter	$23.58	$10.51
Second Quarter	$22.51	$14.67
First Quarter	$20.56	$13.57
On March 2, 2011, the closing sale price of our Common Stock, as reported by the NYSE, was $20.10 per share. As of March 2, 2011, there were 92,628,403 shares of Common Stock outstanding.

The Holders of Notes are not entitled to dividends. Upon conversion into Common Stock, the Holders will be entitled to dividends, if any, paid to holders of Common Stock. We paid quarterly dividends of nine cents per share in 2008. In February 2009, we announced the suspension of our quarterly cash dividend. Future quarterly or other cash dividends will depend upon a variety of factors considered relevant by our Board of Directors which may include our earnings, capital requirements, restrictions imposed by any then existing indebtedness, financial condition and other factors considered relevant by the Board of Directors. Our U.S. credit agreement and the indenture governing our 7.75% senior subordinated notes contain, and any future indenture that governs any notes which may be issued by us may contain, certain limitations on our ability to pay dividends. We are a holding company whose assets consist primarily of the direct or indirect ownership of the capital stock of our operating subsidiaries. Consequently, our ability to pay dividends is dependent upon the earnings of our subsidiaries and their ability to distribute earnings and other advances and payments to us. Also, pursuant to the automobile franchise agreements to which our dealerships are subject, our dealerships are generally required to maintain a certain amount of working capital, which could limit our subsidiaries’ ability to pay us dividends.

We urge you to obtain current market information for the Notes, to the extent available, and our Common Stock before making any decision whether to exercise or refrain from exercising the Put Option.
2.5	Optional Redemption. Beginning on and after April 6, 2011, the Notes are redeemable for cash at our option at any time, in whole or in part, at a redemption price equal to the principal amount of Notes to be redeemed plus any accrued and unpaid interest to, but not including, the date fixed for redemption, as provided for in the Indenture and the Notes. However, effective on the date of this Company Notice, we and our affiliates, including our executive officers and directors, are prohibited under applicable United States federal securities laws from purchasing or redeeming Notes (or the right to purchase or redeem Notes) other than through the Put Option until at least the tenth business day after the Repurchase Date. (See Page 10).

2.6	Holder’s Right to Require Purchase Upon a Repurchase Event. Each Holder may require us to purchase all of his or her Notes if there is a Fundamental Change (as defined in the Indenture) at a purchase price equal to the principal amount of Notes to be redeemed plus any accrued and unpaid interest to, but not including, the purchase date.

2.7	Ranking. The Notes are our general unsecured obligations. They are subordinated in right of payment to all existing and any future senior debt, including our $444.0 million U.S. credit agreement with $135.3 million outstanding at December 31, 2010, including $134.0 million of term loans and $1.3 million of letters of credit, and our $1,478.7 million of existing floor plan indebtedness as of December 31, 2010. The Notes rank equally in right of payment with all existing and any future senior subordinated indebtedness, including our existing $375.0 million of 7.75% senior subordinated notes due 2016 (the “7.75% Notes”). The Notes are fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis by substantially all of our direct and indirect, wholly owned domestic subsidiaries. Our foreign subsidiaries, non-wholly owned and certain other domestic subsidiaries do not guarantee the notes. Each guarantee ranks equally with the subsidiary guarantor’s existing and future unsecured senior subordinated indebtedness, including any guarantee by such guarantor of our 7.75% Notes.

As of December 31, 2010, our U.S. credit agreement with Mercedes-Benz Financial Services USA LLC and Toyota Motor Credit Corporation provides for up to $300.0 million in revolving loans for working capital, acquisitions, capital expenditures, investments and other general corporate purposes, a non-amortizing term loan with a remaining balance of $134.0 million, and for an additional $10.0 million of availability for letters of credit through September 30, 2013. The revolving loans bear interest at LIBOR (as defined) plus 2.75%, subject to an incremental 0.75% for uncollateralized borrowings in excess of a defined borrowing base. The term loan, which bears interest LIBOR (as defined) plus 2.50%, may be prepaid at any time, but then may not be re-borrowed. The U.S. credit agreement is fully and unconditionally guaranteed on a joint and several basis by our domestic subsidiaries and contains a number of significant covenants that, among other things, restrict our ability to dispose of assets, incur additional indebtedness, repay other indebtedness, pay dividends, create liens on assets, make investments or acquisitions and engage in mergers or consolidations. We are also required to comply with specified financial and other tests and ratios, each as defined in the U.S. credit agreement, including: a ratio of current assets to current liabilities, a fixed charge coverage ratio, a ratio of debt to stockholders’ equity and a ratio of debt to EBITDA (as defined). A breach of these requirements would give rise to certain remedies under the agreement, the most severe of which is the termination of the agreement and acceleration of any amounts owed. As of December 31, 2010, we were in compliance with all covenants under the U.S. credit agreement, and we believe we will remain in compliance with such covenants for the next twelve months. In making such determination, we have considered the current margin of compliance with the covenants and our expected future results of operations, working capital requirements, acquisitions, capital expenditures and investments. The U.S. credit agreement also contains typical events of default, including change of control, non-payment of obligations and cross-defaults to our other material indebtedness. Substantially all of our domestic assets are subject to security interests granted to lenders under the U.S. credit agreement.
3.	Procedures to Be Followed by Holders Electing to Surrender Notes for Purchase. Holders will not be entitled to receive the Repurchase Price for their Notes unless they validly surrender (and do not thereafter withdraw such surrender) the Notes on or before 5:00 p.m., New York City time, on the Expiration Date. Only registered Holders are authorized to surrender their Notes for purchase. Holders may surrender some or all of their Notes.

If Holders do not validly surrender their Notes on or before 5:00 p.m., New York City time, on the Expiration Date or if they withdraw validly surrendered Notes before 5:00 p.m., New York City time, on the Expiration Date, their Notes will not be purchased and will remain outstanding subject to the existing terms of the Notes and the Indenture.

You will not be required to pay any commission to us, DTC or the Paying Agent in connection with your Put Option. However, there may be commissions you need to pay your broker in connection with the surrender of the Notes.
3.1	Method of Delivery. The Trustee has informed the Company that, as of the date of this Company Notice, all custodians and beneficial holders of the Notes hold the Notes through DTC accounts and that there are no certificated Notes in non-global form. Accordingly, all Notes surrendered for purchase hereunder must be delivered through DTC’s Automated Tender Offer Program (“ATOP”), subject to the terms and conditions of that system.

This Company Notice constitutes the Company’s notice of repurchase right described in the Indenture and delivery of the Notes via ATOP will satisfy the Holders’ requirement for physical delivery of a Repurchase Notice as defined and described in the Indenture. Delivery of Notes, including delivery and acceptance through ATOP, is at the election and risk of the person surrendering such Notes.
3.2	Agreement to be Bound by the Terms of the Put Option. By surrendering Notes through the transmittal procedures of DTC, a Holder acknowledges and agrees as follows:
•	such Notes shall be purchased as of the Repurchase Date pursuant to the terms and conditions set forth in this Company Notice;

•	such Holder agrees to all of the terms of this Company Notice;

•	such Holder has received this Company Notice and acknowledges that this Company Notice provides the notices required pursuant to the Indenture;

•	upon the terms and subject to the conditions set forth in this Company Notice, the Indenture and the Notes, and effective upon the acceptance for payment thereof, such Holder (i) irrevocably sells, assigns and transfers to the Company all right, title and interest in and to all the Notes surrendered, (ii) waives any and all rights with respect to the Notes (including, without limitation, any existing or past defaults and their consequences), (iii) releases and discharges the Company and its directors, officers, employees and affiliates from any and all claims such Holder may have now, or may have in the future arising out of, or related to, the Notes that such Holder surrenders for repurchase, including, without limitation, any claims that such Holder is entitled to receive additional principal or interest payments with respect to the Notes or to participate in any conversion, redemption or defeasance of the Notes that such Holder surrenders for repurchase, and (iv) irrevocably constitutes and appoints the Paying Agent as the true and lawful agent and attorney-in-fact of such Holder with respect to any such surrendered Notes, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) transfer ownership of such Notes on the account books maintained by DTC, together with all necessary evidences of transfer and authenticity, to the Company, (b) present such Notes for transfer on the relevant security register and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such Notes (except that the Paying Agent will have no rights to, or control over, funds from the Company, except as agent for the Company, for the Repurchase Price of any surrendered Notes that are purchased by the Company), all in accordance with the terms set forth in this Company Notice;

•	such Holder represents and warrants that such Holder (i) owns the Notes surrendered and is entitled to surrender such Notes and (ii) has full power and authority to surrender, sell, assign and transfer the Notes surrendered hereby and that, when such Notes are accepted for purchase and payment by the Company, the Company will acquire good title thereto, free and clear of all liens, restrictions, charges and encumbrances of any kind and not subject to any adverse claim or right;

•	such Holder agrees, upon request from the Company, to execute and deliver any additional documents deemed by the Paying Agent or the Company to be necessary or desirable to complete the sale, assignment and transfer of the Notes surrendered;

•	such Holder understands that all Notes properly surrendered for purchase (and not thereafter withdrawn) prior to 5:00 p.m., New York City time, on the Expiration Date will be purchased at the Repurchase Price, in cash, pursuant to the terms and conditions of the Indenture, the Notes and the other Option Documents;

•	payment for Notes purchased pursuant to the Company Notice will be made by deposit of the Repurchase Price for such Notes with the Paying Agent, which will act as agent for surrendering Holders for the purpose of receiving payments from the Company and transmitting such payments to such Holders;

•	surrenders of Notes may be withdrawn by written notice of withdrawal delivered pursuant to the procedures set forth in this Company Notice at any time prior to 5:00 p.m., New York City time, on the Expiration Date;

•	all authority conferred or agreed to be conferred pursuant to the terms of the Put Option hereby shall survive the death or incapacity of the Holder and every obligation of the Holder and shall be binding upon the Holder’s heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and other legal representatives;

•	the delivery and surrender of the Notes is not effective, and the risk of loss of the Notes does not pass to the Paying Agent, until receipt by the Paying Agent of any and all evidences of authority and any other required documents in form satisfactory to the Company; and

•	all questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any surrender of Notes pursuant to the procedures described in this Company Notice and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties.
3.3	Delivery of Notes.

Notes Held Through a Custodian. A Holder whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender his or her Notes and instruct such nominee to surrender the Notes for purchase on the Holder’s behalf through the transmittal procedures of DTC as set forth below in “Notes in Global Form” on or prior to 5:00 p.m., New York City time, on the Expiration Date.

Notes in Global Form. A Holder who is a DTC participant may elect to surrender to the Company his or her beneficial interest in the Notes by:
•	delivering to the Paying Agent’s account at DTC through DTC’s book-entry system his or her beneficial interest in the Notes on or prior to 5:00 p.m., New York City time, on the Expiration Date; and

•	electronically transmitting his or her acceptance through DTC’s ATOP system, subject to the terms and procedures of that system, on or prior to 5:00 p.m., New York City time, on the Expiration Date. Upon receipt of such Holder’s acceptance through ATOP, DTC will edit and verify the acceptance and send an agent’s message to the Paying Agent for its acceptance. The term “agent’s message” means a message transmitted by DTC to, and received by, the Paying Agent, which states that DTC has received an express acknowledgment from the participant in DTC described in that agent’s message, stating the principal amount of Notes that have been surrendered by such participant under the Put Option and that such participant has received and agrees to be bound by the terms of the Put Option, including those set forth in Section 3.2 of this Company Notice.
In surrendering through ATOP, the electronic instructions sent to DTC by the Holder (or by a broker, dealer, commercial bank, trust company or other nominee on the Holder’s behalf), and transmitted by DTC to the Paying Agent, will acknowledge, on behalf of DTC and the Holder, receipt by the Holder of, and agreement to be bound by, the terms of the Put Option, including those set forth in Section 3.2 of this Company Notice.

You bear the risk of untimely surrender of your Notes. You must allow sufficient time for completion of the necessary DTC procedures before 5:00 p.m., New York City time, on the Expiration Date.

Unless we default in making payment of the Repurchase Price, interest on Notes validly surrendered for purchase will cease to accrue on and after the Repurchase Date, whether or not such Notes are delivered to the Paying Agent, and immediately after the Repurchase Date all rights (other than the right to receive the Repurchase Price upon delivery of the Notes) of the Holder of such Notes will terminate.
4.	Right of Withdrawal. Notes surrendered for purchase may be withdrawn at any time if withdrawn in sufficient time to allow DTC to withdraw those Notes prior to 5:00 p.m., New York City time, on the Expiration Date. In order to withdraw Notes, Holders (or such Holders’ broker, dealer, commercial bank, trust company or other nominee) must comply with the withdrawal procedures of DTC. This means a Holder must deliver, or cause to be delivered, a valid withdrawal request through the ATOP system from the tendering DTC participant in sufficient time to allow DTC to withdraw those Notes before 5:00 p.m., New York City time, on the Expiration Date. The withdrawal notice must:
•	specify the DTC Voluntary Offer Instruction Number, the name of the participant for whose account such Notes were tendered and such participant’s account number at DTC to be credited with the withdrawn Notes;

•	contain a description of the Notes to be withdrawn (including the principal amount to be withdrawn); and

•	be submitted through the DTC ATOP system by such participant under the same name as the participant’s name is listed in the original tender, or be accompanied by evidence satisfactory to the Company that the person withdrawing the tender has succeeded to the beneficial ownership of the Notes.
We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal.

You bear the risk of untimely withdrawal of your Notes. You must allow sufficient time for completion of the necessary DTC procedures before 5:00 p.m., New York City time, on the Expiration Date.

Holders may withdraw any Notes previously delivered to the Paying Agent and not yet accepted for payment after the expiration of 40 business days from the date of this Company Notice.
5.	Payment for Surrendered Notes. We will, prior to 10:00 a.m., New York City time, on the Repurchase Date, deposit with the Paying Agent the appropriate amount of cash required to pay the Repurchase Price for the surrendered Notes, and the Paying Agent will promptly thereafter cause the cash to be distributed to each record Holder that has validly delivered its Notes (and not validly withdrawn such delivery) prior to 5:00 p.m., New York City time, on the Expiration Date. Your delivery of the Notes by book-entry transfer electronically through DTC’s ATOP system is a condition to your receipt of the Repurchase Price for such Notes.

The total amount of funds required by us to purchase all of the Notes is $150,602,000 (assuming that all of the Notes are validly surrendered for purchase and accepted for payment). If any Notes are surrendered and accepted for payment, we intend to use cash on hand, working capital and availability under our U.S. credit facility to purchase the Notes. We do not have any alternative financing plans for raising cash to purchase the Notes.

6.	Notes Acquired. Any Notes purchased by us pursuant to the Put Option will be canceled by the Trustee, pursuant to the terms of the Indenture.

7.	Plans and Proposals of the Company. Except as described in these materials or in our filings with the Securities and Exchange Commission (the “SEC”) or as previously publicly announced, we currently have no plans which would be material to a Holder’s decision to exercise the Put Option, which relate to or which would result in:
•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	any purchase, sale or transfer of a material amount of our assets;

•	any material change in our present dividend rate or policy, indebtedness or capitalization;

•	any change in our present Board of Directors or management, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on our Board of Directors;

•	any other material change in our corporate structure or business;

•	any class of our equity securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

•	any class of our equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

•	the suspension of our obligation to file reports under Section 15(d) of the Exchange Act;

•	the acquisition by any person of additional securities of ours, or the disposition of our securities; or

•	any changes in our charter, bylaws or other governing instruments, or other actions that could impede the acquisition of control of us.
8.	Interests of Directors, Executive Officers and Affiliates of the Company in the Notes. Neither we nor, to our knowledge after making reasonable inquiry, any of our executive officers or directors or any “associate” or subsidiary of any such person, has any beneficial interest in the Notes, or has engaged in any transaction in the Notes during the 60 days preceding the date of this Company Notice. A list of our executive officers and directors is attached to this Company Notice as Schedule A. The term “associate” is used as defined in Rule 12b-2 under the Exchange Act.
Certain of our directors and executive officers are participants in ordinary course equity compensation plans and arrangements involving our Common Stock, as disclosed by us prior to the date hereof. Except as described in the previous sentence, neither we nor, to our knowledge after making reasonable inquiry, any of our executive officers or directors, is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Put Option or with respect to any of our securities, including, but not limited to, any contract, arrangement, understanding or agreement concerning the transfer or the voting of our securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.
9.	Legal Matters; Regulatory Approvals. We are not aware of any license or regulatory permit that is material to our business that might be adversely affected by the Put Option, or of any approval or other action by any government or regulatory authority or agency that is required for the acquisition of the Notes as described in this Company Notice. Should any approval or other action be required, we presently intend to seek the approval or take the action. However, we cannot assure you that we would be able to obtain any required approval or take any other required action.
10.	Purchases of Notes by the Company and Its Affiliates. The Company made no purchases of the Notes during the 60 days preceding the date of this Company Notice.
Effective on the date of this Company Notice, we and our affiliates, including our executive officers and directors, are prohibited under applicable United States federal securities laws from purchasing Notes (or the right to purchase Notes) other than through the Put Option until at least the tenth business day after the Repurchase Date. Following such time, if any Notes remain outstanding, we may exercise our right to redeem such Notes, in whole or in part, and we and our affiliates may purchase Notes in the open market, in private transactions, through a subsequent tender offer, or otherwise, any of which may be consummated at purchase prices higher or lower than the Repurchase Price, or which may be paid in cash or other consideration. Any decision to purchase Notes after the Repurchase Date, if any, will depend upon many factors, including the market price of the Notes, the amount of Notes delivered for purchase pursuant to the Put Option, the market price of our Common Stock, our business and financial position, and general economic and market conditions. Any such purchase may be on the same terms or on terms more or less favorable to the Holders of the Notes than the terms of the Put Option as described in this Company Notice.
11.	Certain U.S. Federal Income Tax Consequences.
The following is a discussion of certain U.S. federal income tax consequences that may be relevant to U.S. Holders or Non-U.S. Holders (each as defined below) who surrender Notes for purchase pursuant to the Put Option. For this purpose, a “holder” means a beneficial owner of a Note; a “U.S. Holder” means a holder that, for U.S. federal income tax purposes, is (i) a citizen or resident alien individual of the United States, (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if it either (x) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (y) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person; and a “Non-U.S. Holder” means a holder that, for U.S. federal income tax purposes, is an individual, corporation, estate or trust that, in each case, is not a U.S. Holder.
If an entity treated as a partnership for U.S. federal income tax purposes holds a Note, the tax treatment of such partnership and each partner thereof will generally depend upon the status and activities of the partnership and the partner. Any such entity or partner thereof should consult its tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of surrendering a Note for purchase pursuant to the Put Option.
This discussion deals only with Notes held as capital assets (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a holder in light of its own particular circumstances, nor does it deal with special situations, such as:

•	holders who are subject to special tax treatment, such as dealers in securities or currencies, banks, insurance companies, retirement plans, tax-exempt entities, regulated investment companies, real estate investment trusts, U.S. Holders whose “functional currency” is not the U.S. dollar, partnerships (and other entities or arrangements classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, traders in securities that elect to use a mark-to-market method of accounting, certain former citizens or residents of the United States, foreign governmental entities, international organizations, controlled foreign corporations and passive foreign investment companies;

•	Notes held as part of a hedging, integrated, constructive sale or conversion transaction or a straddle;

•	any alternative minimum tax consequences; or

•	any U.S. estate or gift tax consequences or any state, local or non-U.S. tax consequences.
This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury regulations, rulings, other administrative guidance and judicial decisions, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below.
Under the Indenture, the Company and each holder of Notes agreed, for U.S. federal income tax purposes, to treat the Notes as indebtedness that is subject to the Treasury regulations governing “contingent payment debt instruments” and to be bound by the Company’s determination of the comparable yield and projected payment schedule relating to the Notes. The remainder of this summary assumes that the Notes have been so treated.
WE RECOMMEND TO EACH HOLDER THAT INTENDS TO SURRENDER ANY NOTE FOR PURCHASE PURSUANT TO THE PUT OPTION TO CONSULT ITS OWN TAX ADVISOR AS TO THE U.S. FEDERAL, STATE AND LOCAL, AND ANY NON-U.S. TAX CONSEQUENCES TO IT IN LIGHT OF ITS OWN PARTICULAR CIRCUMSTANCES.
11.1	U.S. Holders.

Surrender of Notes for Purchase. The surrender of a Note by a U.S. Holder for purchase pursuant to the Put Option generally will be treated as a taxable sale of the Note for U.S. federal income tax purposes. Such U.S. Holder generally will recognize gain or loss equal to the difference between (i) the cash received by such U.S. Holder in consideration for the surrender of the Note, reduced by any net negative adjustment carried forward with respect to the Note and (ii) such U.S. Holder’s adjusted tax basis in the Note at the time of sale. Because the Notes are treated as “contingent payment debt instruments” for U.S. federal income tax purposes, a U.S. Holder’s adjusted tax basis in a Note generally will be equal to the cost of the Note to the U.S. Holder, (i) increased by any interest income previously accrued on the Note (determined without taking into account any positive or negative adjustments to interest accruals that arise by reason of differences between projected and actual contingent payments), (ii) decreased by the amount of any projected payments (contingent and noncontingent) that have previously been scheduled to be made (without regard to the actual amounts paid) on the Notes and (iii) increased or decreased by the amount of any positive or negative adjustment that the U.S. Holder was required to make by reason of a difference between the tax basis of the Note and its adjusted issue price. Any gain recognized upon surrender of a Note generally will be treated as ordinary interest income. Any loss recognized by a U.S. Holder generally will be treated as ordinary loss to the extent of the U.S. Holder’s prior net interest income inclusions. Any loss in excess of that amount will generally be treated as capital loss, which will be long-term capital loss if the U.S. Holder held the Note for more than one year at the time of sale. The deductibility of capital losses is subject to certain limitations.

The contingent payment debt instrument regulations applicable to the Notes are complex. U.S. Holders are urged to consult their tax advisor regarding the accrual of interest, any positive and negative adjustments, and the calculation of adjusted tax basis with respect to their Notes and the tax consequences of surrendering their Notes pursuant to the Put Option.

Information Reporting and Backup Withholding. In general, information reporting requirements will apply to the amount paid to a U.S. Holder in consideration for the surrender of a Note for purchase pursuant to the Put Option, unless such U.S. Holder is an exempt recipient (such as a corporation). A U.S. Holder may also be subject to backup withholding on such payment unless the U.S. Holder (i) provides a correct U.S. taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements or (ii) is a corporation or other exempt recipient and, if required, provides a certification to such effect. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability provided the required information is furnished on a timely basis to the Internal Revenue Service (“IRS”).

11.2	Non-U.S. Holders.

Surrender of Notes for Purchase. Subject to the discussion of backup withholding below, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on cash paid and gain recognized on the surrender of a Note pursuant to the Put Option provided that:
•	the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of classes of the Company’s capital stock that are entitled to vote within the meaning of Section 871(h)(3) of the Code;

•	the Non-U.S. Holder is not a controlled foreign corporation that is related to the Company through stock ownership;

•	the Non-U.S. Holder is not a bank whose receipt of interest (including original issue discount) on a Note is described in Section 881(c)(3) of the Code;

•	the Company’s common stock is actively traded within the meaning of Section 871(h)(4)(C)(v)(I) of the Code and the Company is not a “United States real property holding corporation” under Section 897 of the Code; and

•	either (a) the Non-U.S. Holder provides its name and address, and certifies on IRS Form W-8BEN (or other applicable form), under penalties of perjury, that it is not a “U.S. person” (as defined in the Code) or (b) the Non-U.S. Holder holds its Notes through certain foreign intermediaries and the Non-U.S. Holder and such foreign intermediaries satisfy the certification requirements under applicable Treasury Regulations.
If all of the conditions described in the bullet points above are not met, a Non-U.S. Holder generally will be subject to the 30% U.S. federal withholding tax with respect to payments treated as interest on the Notes, unless the Non-U.S. Holder provides the Company or the paying agent with a properly executed (1) IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty or (2) IRS Form W-8ECI (or other applicable form) stating that the payment of interest and gain on the Notes is not subject to U.S. federal withholding tax because it is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States.
If the Non-U.S. Holder is engaged in a trade or business in the United States and interest (including original issue discount) and gain on a Note is effectively connected with the conduct of that trade or business (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment), the Non-U.S. Holder will generally be subject to U.S. federal income tax on that interest and gain on a net income basis in the same manner as if the Non-U.S. Holder were a “U.S. person” (as defined under the Code), although the Non-U.S. Holder will be exempt from the U.S. federal withholding tax, provided the certification requirements described above are satisfied. In addition, a Non-U.S. Holder that is a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) may be subject to a branch profits tax equal to 30% (or lower applicable income tax treaty rate) of the Non-U.S. Holder’s earnings and profits for the taxable year, subject to adjustments, that are effectively connected with the conduct of a trade or business in the United States.
Information Reporting and Backup Withholding. Payments to a Non-U.S. Holder in consideration for the surrender of the Notes for purchase pursuant to the Put Option made through a U.S. office of a broker generally will be subject to information reporting and backup withholding unless the payee certifies under penalties of perjury that it is not a U.S. person or otherwise establishes an exemption. Any such payments made through a non-U.S. office of a U.S. broker or of a non-U.S. broker with certain specified U.S. connections generally will be subject to information reporting, but not backup withholding, unless the broker has evidence in its records that the payee is not a U.S. person and has no knowledge or reason to know to the contrary.
Backup withholding is not additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the Non-U.S. Holder’s U.S. federal income tax liability, if any, provided the required information is furnished on a timely basis to the IRS.
12.	Additional Information. This Company Notice is part of a Tender Offer Statement on Schedule TO that we have filed with the SEC. This Company Notice does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials that we have filed with the SEC before making a decision as to whether to exercise or refrain from exercising the Put Option:

Filing	Date(s) Filed
Annual Report on Form 10-K for the year ended December 31, 2010	February 25, 2011
Current Reports on Form 8-K	February 16, 2011
Definitive Proxy Statement	March 16, 2010

We also recommend that you review all documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Company Notice and before 5:00 p.m., New York City time, on the Expiration Date. Notwithstanding the foregoing, information furnished but not filed in any current report on Form 8-K, including the related exhibits, is not deemed referenced herein.
These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained from the SEC’s public reference room at 100 F Street N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings also are available to the public on the SEC’s Internet site at www.sec.gov.
Each person to whom a copy of this Company Notice is delivered may obtain a copy of any or all of the documents to which we have referred you, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents, at no cost, by writing us at Penske Automotive Group, Inc., 2555 Telegraph Road, Bloomfield Hills, Michigan 48302, Attention: Secretary.
As you read the documents listed above, you may find some inconsistencies in information from one document to another. If you find inconsistencies between the documents, or between a document and this Company Notice, you should rely on the statements made in the most recent document.
In making your decision as to whether to exercise the Put Option, you should read the information about us contained in this Company Notice together with the information contained in the documents to which we have referred you.
13.	No Solicitations. We have not employed or retained any persons to make solicitations or recommendations in connection with the Put Option.
14.	Definitions. All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture or the Notes, as applicable.
15.	Conflicts. In the event of any conflict between this Company Notice on the one hand and the terms of the Indenture or any applicable laws on the other hand, the terms of the Indenture or applicable laws, as the case may be, will control.
None of the Company or its Board of Directors or employees is making any recommendation to any Holder as to whether to exercise or refrain from exercising the Put Option. Each Holder must make his or her own decision whether to exercise the Put Option and, if so, the principal amount of Notes for which to exercise the Put Option based on his or her own assessment of current market value and other relevant factors.
PENSKE AUTOMOTIVE GROUP, INC.

SCHEDULE A
INFORMATION ABOUT THE EXECUTIVE OFFICERS,
DIRECTORS AND CONTROLLING PERSONS OF THE COMPANY
The table below sets forth information about our executive officers, directors and controlling persons as of March 2, 2011. To the best of our knowledge after making reasonable inquiry, none of our executive officers or directors has beneficial ownership in the Notes.

Name	Position
Roger S. Penske	Chairman of the Board and Chief Executive Officer
Robert H. Kurnick, Jr.	President and Director
Robert T. O’Shaughnessy	Executive Vice President & Chief Financial Officer
Calvin C. Sharp	Executive Vice President—Human Resources
Shane M. Spradlin	Executive Vice President, General Counsel & Secretary
John D. Barr	Director
Michael R. Eisenson	Director
William L. Lovejoy	Director
Kimberly J. McWaters	Director
Yoshimi Namba	Director
Lucio A. Noto	Director
Richard J. Peters	Director
Ronald G. Steinhart	Director
H. Brian Thompson	Director
Penske Corporation	N/A
The business address and telephone number of each executive officer and director is c/o Penske Automotive Group, Inc., 2555 Telegraph Road, Bloomfield Hills, Michigan 48302, (248) 648-2500.

A-1